Mail Stop 6010


      May 23, 2005


Via U.S. Mail and Facsimile to (208) 524-1411

Steve T. Laflin
Chief Executive Officer
International Isotopes Inc.
4137 Commerce Circle
Idaho Falls, ID 83401


	Re:	International Isotopes Inc.
		Form 10-KSB for the Fiscal Year-Ended December 31, 2004
		Filed March 31, 2005
		Form 10-QSB for the Fiscal Quarter-Ended March 31, 2005
      File No. 000-22923

Dear Mr. Laflin:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do no intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the Year Ended December 31, 2004

Item 8A. Controls and Procedures, page 14

1. Please respond to the following comments regarding your disclosure controls and procedures.

* We note your statement that your principal executive officer and principal financial officer "have concluded that the company`s disclosure controls and procedures are effective to ensure that material information relating to the company was made known to them by others within the company, particularly during the period in which this Annual Report on Form 10-KSB was being prepared." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.
* We note your statement in your March 31, 2005 Form 10-Q that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

Note 1. Description of Business and Significant Accounting
Policies,
page 26

Significant Accounting Policies, page 26

(h) Revenue Recognition, page 28

2. Please respond to the following comments:

* Please tell us and disclose in future filings your revenue recognition policy for services, or tell us why this disclosure is not applicable.
* Please tell us and disclose in future filings how you considered the revenue recognition criteria in SAB Topic 13.A in determining the amount of revenue to recognize.
* Please tell us and disclose in future filings why shipment is the appropriate point for revenue recognition.

Note 3. Inventories, page 31

3. We note that your work-in-process inventories include cobalt-60 isotopes that are located in the U.S. federal government`s
Advanced
Test Reactor. Please explain to us in more detail the nature of your cobalt-60 isotopes and how you value those isotopes as of December 31, 2004.

Note 10. Sale of Assets, page 39

4. We see that you sold your real estate in Waxahachie, TX for the assumption of $345,295 of related debt on the property. Please tell us how you accounted for this transaction, citing the accounting guidance upon which you relied, and the net carrying amount of the assets sold. Please also tell us and disclose in future filings the amount of gain or loss recorded on the sale and how you classified the gain or loss in your statements of operations and why.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.



								Sincerely,



								Kate Tillan
								Assistant Chief Accountant

Steve T. Laflin
International Isotopes Inc.
May 23, 2005
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